UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K       [ ] Form 20-F      [ ] Form 11-K      [X] Form 10-Q
[ ] Form 10-D       [ ] Form N-SAR     [ ] Form N-CSR

For Period Ended:  March 31, 2006
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I - REGISTRANT INFORMATION
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         All American Semiconductor, Inc.
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         Full name of registrant

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         Former name if applicable

         16115 N.W. 52nd Avenue
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         Address of principal executive office (Street and Number)

         Miami, Florida 33014
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         City, State and Zip Code

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Part II - RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

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Part III - NARRATIVE
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State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR,
N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the first quarter of 2006 the Company implemented a new enterprise resource planning (ERP) system and unforeseen problems with respect to such implementation have occurred. As a result of these problems, testing and analysis of the data is still being performed. Despite diligent efforts, the work necessary to complete the accounting and reporting of the financial results of the Registrant for the quarter ended March 31, 2006 could not be completed without unreasonable effort and expense in sufficient time to permit filing the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 on the scheduled due date of May 15, 2006.

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Part IV - OTHER INFORMATION
.................................................................................

         (1) Name and telephone number of person to contact in regard to this notification

Howard L. Flanders                     (305)                  626-4149
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(Name)                             (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes          [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X] Yes          [ ]  No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Sales for the first quarter of 2006 were significantly ahead of last year's first quarter. The implementation of a new ERP system during the first quarter of 2006, however, had a substantial adverse effect on the Company's results of operations for the quarter. The Company's operations were severely impacted by system problems which affected gross profit margins. Additionally, the system problems inhibited shipping causing additional expenses in filling orders and interfered with the booking of new business. Furthermore, the Company incurred significant expenses in connection with the implementation and the analysis of the system-generated financial data from the new ERP system. Also causing a material impact on the results for the first quarter of 2006 is an accrual for severance pay and certain bad debt adjustments. Due to the foregoing, the Company expects to report a net loss for the quarter ended March 31, 2006 of approximately $1.5 million to $2.0 million. For the quarter ended March 31, 2005, the Company reported net income of $66,000.

All American Semiconductor, Inc.
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(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date:    May 16, 2006                  By:    /s/ Howard L. Flanders
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                                       Name:      Howard L. Flanders
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                                       Title: Executive Vice President and
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                                              Chief Financial Officer
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